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[LOGO]AEHR TEST SYSTEMS
      400 Kato Terrace
      Fremont, CA 94539
      Phone: 510.623.9400
      Fax: 510.623.9450
      Web: www.aehr.com


February 28, 2005


Mr. Patrick Enunwaonye
Mail Stop 0306
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Dear Mr. Enunwaonye:

On behalf of Aehr Test Systems ("Aehr Test"), we submit this letter in response to your comments received by letter dated February 1, 2005 relating to Aehr Test's Form 10-K for the fiscal year ended May 31, 2004, Form 10-Q for the period ending August 31, 2004 and Form 10-Q for the period ending November 30, 2004 (File No. 000-22893). In this letter, we have recited your comments and have followed each comment with Aehr Test's response. References to "we", "our", or "us" mean Aehr Test or its advisors, as the context may require.

FORM 10-K- FOR THE FISCAL YEAR MAY 31, 2004
-------------------------------------------

Item 7.  Management's Discussion and Analysis of Financial Condition and
------------------------------------------------------------------------
Results of Operations - Pages 13-27
-----------------------------------

Results of Operations
---------------------

Net sales - Page 16
-------------------

1. When you cite more than one factor in explaining the change in financial statement line items, the amounts of the individual factors cited, including offsetting factors, should be separately quantified. For example, revise future filings to quantify the amount of increase in sales of MTX and related products. In addition, each significant factor that contributed to the significant variances in net sales, gross profit and the expense amounts should be also quantified and discussed. We see that you have not consistently identified and discussed reasons for changes in financial statement line items. Please apply throughout MD&A to the extent practicable in future filings.

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      Response:  We acknowledge the comments from the Staff and we will address the Staff's comments in future filings.

2. Supplementally and in future filings provide more details of the reason that the increase in net sales related to the turnkey project that includes a significant pass-through component resulted in lower gross profit margins. More details should be provided of the declining trend in gross profit margins and whether this is expected to continue.

      Response: In response to the Staff's request for supplemental information: Beginning in January 2004, the Company received turnkey system orders from a single customer, which included certain products not typically sold directly by the Company, such as loaders and unloaders, which are used in conjunction with our systems. At the customer's request, these products were included as part of the order. These products were priced at or near the Company's cost, and are referred to here as "pass-through" products. In total, the customer ordered $3.8 million in pass-through products.

      The pass-through products were recorded as net sales in the fiscal quarters ended May 31, 2004, August 31, 2004, and November 30, 2004, in the amounts of $1.0 million, $2.2 million, and $576,000, respectively. The overall gross margin for these pass-through products was less than 5% of net sales.

      Since the Company does not typically accept pass-through product orders, it has requested that, going forward, the customer purchase these pass-through products directly through the vendors that currently manufacture such products. The customer has already ordered some of these products directly from the vendors. The customer has not advised the Company of its intent to purchase any additional pass-through products from the Company. In future filings, the Company will provide additional disclosure in response to the Staff's comments.


Liquidity and Capital Resources - Page 17
-----------------------------------------

3. We note that your accounts receivable balances increased significantly for the fiscal year ended 2004 when compared with the year ended 2003. Revise future filings to discuss the reasons for the significant increases in the 2004 balances and the resulting impact as a source or use of your cash. In addition, the significant variances in the balance sheet amounts should also be discussed in future filings.

      Response: We acknowledge the comments from the Staff and we will address the Staff's comments in future filings.

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4.    Revise future filings to disclose your capital resources
      commitments as of the end of the fiscal year, and the anticipated funding sources. Refer to Item 303(2) of Regulation S-K.

      Response: In the Overview of Contract Obligations section of the Management's Discussion and Analysis of Financial Condition and Results of Operations on Page 18 of the Form 10-K, the Company has disclosed operating leases and purchase obligations. The Company had no other capital resources commitments as of the fiscal year end, May 31, 2004. If, in future periods, the Company has other capital resources commitments, those commitments will also be disclosed.

Financial Statements
--------------------

Consolidated Statements of Operations - Page 31
-----------------------------------------------

5. We note on page 5 that you license the "Test Fixture" products to others to manufacture and sell. We also note that the royalty revenues account for about 16 percent of your net sales. Revise future filings of your consolidated statements of income to separately disclose revenues from the sale of products, services, rental, royalties and other products if the revenues from any individual referenced component are more than 10 percent of total revenues for the year. Related costs and expenses should also be disclosed separately. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

      Response:    For clarification, it should be noted that royalties
      are a minor portion of the net sales in the Test Fixtures product category. The entire category, which also includes direct sales of test fixtures, accounted for about 16% of the Company's net sales in fiscal 2004. Royalties were less than 2% of total net sales for the year. We acknowledge the comments from the Staff and we will address the Staff's comments, as appropriate, in future filings.

Notes to Consolidated Financial Statements:
-------------------------------------------

Note 1: Summary of Significant Accounting Principles and Policies
-----------------------------------------------------------------

Revenue Recognition - Page 35
-----------------------------

6. We see that you recognize revenue when products are shipped and that some revenues are deferred for products or services subject to acceptance provisions. We also see on page 5 that your sales are, in part, made through distributors. Revise and expand future filings to address the following:

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      a.    Description of the significant terms of your arrangements
            with distributors, including but not limited to pricing, payment and return policies;
      b. Demonstration that revenue recognition at shipment is appropriate for transactions with distributors;
      c. Clarify the accounting for any special arrangements with distributors such as price protection, service contracts, rights of return and other discounts, credits or special terms.
      d.    How you considered paragraph 6 of SFAS 48;
      e. Whether your arrangements with these distributors or any other parties ever include vendor consideration as described in EITF 01-09;
      f. Description of the nature and extent of the EITF 01-09 consideration and how you accounted for it.

      Response: The Company's terms of sale are FOB shipping point with payment due within 60 days. The only right of return is if the equipment does not meet the published specifications. All products go through in-house testing and verification of specifications before shipment. Apart from warranty reserves, credits issued have not been material as a percentage of net sales.

      The Company's distributors do not carry inventories of our products. Instead, the distributors place orders with the Company at or about the time they receive orders from their customers.
      The Company's shipment terms to our distributors do not provide for credits or right of return. Because the Company's distributors do not carry inventories of our products, they do not have rights to price protection or to return products.

      At the time the Company ships products to the distributors the price is fixed. Subsequent to the issuance of the invoice, there are no discounts or special terms.

      Paragraph 6 of FAS 48 is not applicable because the Company does not give the buyer the right to return the product or to receive future price concessions. The Company's arrangements do not include vendor consideration as described in EITF 01-09.

      We will address the Staff's comments in future filings.

7. Supplementally and in future filings provide details of whether the Company's products and services have multiple deliverables and clarify the accounting treatment under EITF 00-21.

      Response: In response to the Staff's request for supplemental information: When multiple elements exist, the Company allocates the purchase price based on vendor specific objective evidence or third-party evidence of fair

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      value and defers revenue recognition on the undelivered portion, in accordance with EITF 01-21. Historically, these multiple deliverables have included items such as extended support provisions, training to be supplied after delivery of the systems, and test programs specific to customers' routine applications.
      The test programs can be written either by the customer, other firms, or the Company. The Company will provide additional disclosure in future filings if there are significant multiple arrangements.

Note 13 - Segment Information - Page 45
---------------------------------------

8. You disclose that you operate in one industry segment. Do you mean one reportable segment pursuant to SFAS 131? Tell us how you applied the guidance of paragraphs 10 through 24 of SFAS 131.

      Response: Yes, the Company considers itself to be in one reportable segment pursuant to SFAS 131. As the Company's business is completely focused on one industry segment, the designing, manufacturing and marketing of advanced test and burn-in products to the semiconductor manufacturing industry, management believes that the Company has only one reportable segment. The Company's revenues and profits are generated through the sale and service of products for this one segment.

      As an example of the Company's review and implementation of SFAS 131, we cite the performance test boards and burn-in boards (jointly, the "interface boards") that the Company sells. Interface boards can be sold separately, but are an integral part of the use of our test and burn-in systems. The production of the interface boards involves the same skills and processes as the production of the advanced test and burn-in products. The customers of the interface boards are also customers of the test and burn-in products. The Company distributes interface boards and test and burn-in products using the same distribution
      channels.   The Chief Executive Officer of the Company is its
      chief decision maker. The CEO does not regularly review operating results for interface boards. Separate financial information is not prepared for interface boards. Interface boards have similar economic characteristics to substantially all of the Company's other products. With respect to the quantitative thresholds as defined in paragraph 18 of FAS 131, sales of interface boards are less than 10% of net sales and the Company believes that operating income and assets related to interface boards are less than 10% of total operating income and assets, respectively. Based on both the nature of the business and materiality, Management determined that interface boards are properly included in that one reportable segment representing all of its products.

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Form 10-Q for the periods ended August 31, 2004 and November 30, 2004
---------------------------------------------------------------------

9. You should consider the comments on the Form 10-K when preparing future Forms 10-Q.

      Response: We acknowledge the comments from the Staff and we will address the Staff's comments in future filings.

In response to the Staff's request to respond to the Staff's comments within ten business days: We note that we contacted the Staff by telephone upon receipt of the letter to inform the Staff that we expected to return our response near the end of February, 2005.

Also, as requested, we hereby acknowledge that:

   o the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
   o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that these responses meet your requirements. If you have any further questions, feel free to contact me.

Sincerely,

/S/ GARY LARSON

Gary Larson
CFO, VP of Finance

cc:	Mark Reinstra, Wilson Sonsini Goodrich & Rosati